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SEC Mail Processing Section
FEB 01 2018
Washington DC
415

SEC 18001027 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 67193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FalconBridge Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South College Street, Suite 3310
(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bennett S. Cole — 704-302-1612
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC / TM
RECEIVED
2018 FEB -5 PM 3:33

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RMS

OATH OR AFFIRMATION

I, Bennett S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FalconBridge Capital Markets, LLC**, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MRUNAL MEHTA
NOTARY PUBLIC
CABARRUS COUNTY, NC
COMM. EXP. 11-13-2021

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 64,140
Property and equipment, net	279
TOTAL ASSETS	$ 64,419
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	$ -
Members' Equity	64,419
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 64,419

See notes to financial statements

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Income
Year Ended December 31, 2017

Revenue	
Investment banking fees	$ 528,064
Financial advisory fees	452,919
Other revenue	14,907
TOTAL REVENUE	995,890
Expenses	
Compensation and related costs	933,505
Occupancy and equipment	25,270
Travel and entertainment	14,876
Regulatory expenses	14,388
Other expenses	7,734
TOTAL EXPENSES	995,773
NET INCOME	$117

See notes to financial statements

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2017

Members' equity, December 31, 2016	$ 64,302
Net income	117
Members' equity, December 31, 2017	$ 64,419

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	$117
Adjustments to reconcile net income to	
net cash used in operating activities:	
Depreciation	420
Changes in assets and liabilities	
Decrease in Simplified Employee Pension IRA contributions payable	(27,129)
Net cash used in operating activities	(26,592)
Net decrease in cash	(26,592)
Cash at beginning of year	90,732
CASH AT END OF YEAR	$ 64,140

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

FalconBridge Capital Markets, LLC (Company) was organized in August 2005 as a Texas limited liability company. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in providing financial advisory and investment banking services to corporations and financial institutions located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and accordingly is reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of three years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

The Company is subject to state income taxes.

As of December 31, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2014 through December 31, 2016.

Revenue Recognition

The Company records investment banking fees when earned under the respective agreements, primarily during the period the transactions are complete and the revenue determinable. The Company records financial advisory fees when earned under the respective agreements, primarily on a monthly basis.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $64,140, which was $59,140 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0 to 1.

Note 3 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Computer equipment	$ 2,956
Accumulated depreciation	(2,677)
	$ 279

Depreciation expense for the year was $420.

Note 4 - Commitments

The Company leases office space under an operating lease on a month-to-month basis. The lease is cancellable either by the Company or the landlord at any time with 30 days notice. Rent under the lease is currently $1,388 per month. Office rent expense for the year was $15,530 and is reflected in the accompanying statement of income in occupancy and equipment.

Note 5 - Retirement Plan

The Company adopted a Simplified Employee Pension IRA (Plan) effective December 31, 2012. The Company and eligible employees may contribute to the Plan. Employer contributions totaled $54,000 for the year ended December 31, 2017, and is reflected in the accompanying statement of income in compensation and related costs.

Note 6 - Concentration of Revenue and Credit Risk

The Company earned all of its investment banking fees from one corporate customer during the year. The Company earned $210,500 or approximately 46%, of its financial advisory fees from one corporate customer during the year.

Note 7 - Related Party Transactions/Economic Dependency/Concentration of Services

During 2017, two registered securities representatives, including the majority member who is also an officer of the Company, generated approximately 50% each of the Company's revenue and were paid all of the Company's compensation and related costs for the year ended December 31, 2017. The Company is economically dependent upon these representatives due to the concentration of services provided by them.

Note 8 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017, through February 19, 2018, the date which the financial statements were available to be issued.

Schedule I

FALCONBRIDGE CAPITAL MARKETS, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2017

Computation of Net Capital		
Total members' equity qualified for net capital	$	64,419
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net		279
Total deductions and/or charges		279
Net Capital	$	64,140
Aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	59,140
Ratio of aggregate indebtedness to net capital		0 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under rule 15c3-1 as of December 31, 2017 as filed by FalconBridge Capital Markets, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
FalconBridge Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FalconBridge Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FalconBridge Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) FalconBridge Capital Markets, LLC stated that FalconBridge Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FalconBridge Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FalconBridge Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2018

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FALCONBRIDGE

EXEMPTION REPORT

FalconBridge Capital Markets, LLC's Assertions

FalconBridge Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

FalconBridge Capital Markets, LLC

I, Bennett Cole, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President

January 2, 2018